DODGE & COX
Investment Managers | San Francisco
1
Comparative Investment Results
Q3 2008 Total Return (Dodge & Cox Stock Fund vs. S&P 500)
Key Detractors from Results
Very weak returns from Financials holdings (-35% vs. +1% for the Index sector) had the largest negative impact on performance. Fannie Mae
(-92%), AIG (-87%) and Wachovia (-77%) were the most notable detractors, due to government “rescues” and the worsening credit crisis.
Despite a strong return from Wal-Mart (+7%), a lower weighting in the Consumer Staples sector (3% vs. 12% for the Index sector) hurt relative performance.
A higher relative weighting in the Consumer Discretionary sector (21% vs. 8% for the Index sector) in combination with the underperformance of the Fund’s holdings (-9% vs. -1%) detracted from results. In particular, Sony (-29%) and News Corp. (-20%) lagged.
Significant detractors included Sprint Nextel (-36%), Baker Hughes (-31%) and Schlumberger (-27%).
Key Contributors to Results
A lower weighting in the Energy sector (8% vs. 14% for the Index sector) contributed to relative results, as the sector declined more than the market.
Strong returns from holdings in the Materials sector helped: Rohm and Haas (being acquired by Dow Chemical) was up 60% to date of sale.
A significantly higher weighting in the Health Care sector (23% vs. 13% for the Index sector) was beneficial. Amgen (+26%), Covidien (+13%) and
Pfizer (+7%) were notable contributors.
Significant contributors included financial services companies Wells Fargo (+60%) and Capital One (+35%), along with Sherwin-Williams (+25%),
Hewlett-Packard (+5%) and Comcast (+4%).
Source: FactSet portfolio analysis, Dodge & Cox, S&P 500. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent the Fund’s entire holdings; holdings are subject to change at any time without notice. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Stock Fund Standardized Average Annual
Total Returns as of September 30, 2008:
1 Year -29.6%; 5 Years 5.4%; 10 Years 8.9%.
July 1, 2008 – September 30, 2008
08-398  |
-12.1%
-8.4%
-15%
-10%
-5%
0%
Stock Fund S&P 500

DODGE & COX
Investment Managers | San Francisco

Comparative Investment Results
Q3 2008 Total Return (Dodge & Cox Stock Fund vs. Russell 1000 Value)
Key Detractors from Results
Very weak returns from Financials holdings (-35% vs. +4% for the Index sector) had the largest negative impact on performance. Fannie Mae
(-92%), AIG (-87%) and Wachovia (-77%) were the most notable detractors, due to government “rescues” and the worsening credit crisis.
A higher relative weighting in the Consumer Discretionary sector (21% vs. 9% for the Index sector) in combination with the underperformance of the
Fund’s holdings (-9% vs. -1%) detracted from results. In particular, Sony (-29%) and News Corp. (-20%) lagged, along with General Motors (-18%).
Despite a strong return from Wal-Mart (+7%), a lower weighting in the Consumer Staples sector (3% vs. 9% for the Index sector) hurt relative performance.
Significant detractors included Sprint Nextel (-36%), Baker Hughes (-31%) and Schlumberger (-27%).
Key Contributors to Results
A lower weighting in the Energy sector (8% vs. 16% for the Index sector) contributed to relative results, as the sector declined more than the market.
Strong returns in the Materials sector helped: Rohm and Haas (being acquired by Dow Chemical) was up 60% to date of sale.
A significantly higher weighting in the Health Care sector (23% vs. 12% for the Index sector) was beneficial. Amgen (+26%), Covidien (+13%) and
Pfizer (+7%) were notable contributors.
Significant contributors included financial services companies Wells Fargo (+60%), Capital One (+35%) and Citigroup (+24%), along with Hewlett-
Packard (+5%) and Comcast (+4%).
Source: FactSet portfolio analysis, Dodge & Cox, Russell. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent the Fund’s entire holdings; holdings are subject to change at any time without notice. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any
Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
July 1, 2008 – September 30, 2008
Stock Fund Standardized Average Annual
Total Returns as of September 30, 2008:
1 Year -29.6%; 5 Years 5.4%; 10 Years 8.9%.
08-398  |
-12.1%
-6.1%
-15%
-10%
-5%
0%
Stock Fund Russell 1000 Value

DODGE & COX
Investment Managers | San Francisco

Comparative Investment Results
YTD 2008 Total Return (Dodge & Cox Stock Fund vs. S&P 500)
Key Detractors from Results
Very weak returns from Financials holdings (-58% vs. -29% for the Index sector) had the largest negative impact on performance. AIG (-94%), Fannie
Mae (-92% from initial purchase), and Wachovia (-90%) were the most notable detractors, due to government “rescues” and the worsening credit crisis.
A higher relative weighting in the Consumer Discretionary sector (22% vs. 9% for the Index sector) in combination with the underperformance of the
Fund’s holdings (-21% vs. -14%) detracted from results. In particular, General Motors (-58% from initial purchase), Sony (-43%) and News Corp.
(-41%) lagged.
Significant detractors included Motorola (-55%), Sprint Nextel (-54%), General Electric (-29%) and health care companies WellPoint (-47%) and
Sanofi-Aventis (-25%).
Key Contributors to Results
Strong returns in the Materials sector contributed: Rohm and Haas (being acquired by Dow Chemical) was up 42% to date of sale.
Returns from holdings in the Industrials sector helped: Union Pacific was up 10% to date of sale.
Significant contributors included Wal-Mart (+28%), Amgen (+28%), Electronic Data Systems (+18% to date of sale, being acquired by Hewlett-
Packard), Comcast (+8%) and financial services companies Wells Fargo (+28%) and Capital One (+10%).
Source: FactSet portfolio analysis, Dodge & Cox, S&P 500. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent the Fund’s entire holdings; holdings are subject to change at any time without notice. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold.
Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
January 1, 2008 – September 30, 2008
Stock Fund Standardized Average Annual
Total Returns as of September 30, 2008:
1 Year -29.6%; 5 Years 5.4%; 10 Years 8.9%.
08-398  |
-26.1%
-19.3%
-30%
-25%
-20%
-15%
-10%
-5%
0%
Stock Fund S&P 500

DODGE & COX
Investment Managers | San Francisco

Comparative Investment Results
YTD 2008 Total Return (Dodge & Cox Stock Fund vs. Russell 1000 Value)
Source: FactSet portfolio analysis, Dodge & Cox, Russell. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent the Fund’s entire holdings; holdings are subject to change at any time without notice. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any
Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
January 1, 2008 – September 30, 2008
Key Detractors from Results
Very weak returns from Financials holdings (-58% vs. -26% for the Index sector) had the largest negative impact on performance. AIG (-94%), Fannie
Mae (-92% since initial purchase), and Wachovia (-90%) were the most notable detractors, due to government “rescues” and the worsening credit crisis.
A higher relative weighting in the Consumer Discretionary sector (22% vs. 8% for the Index sector) combined with the Fund’s underperforming holdings (-21% vs. -16%) detracted. In particular, General Motors (-58% since initial purchase), Sony (-43%) and News Corp. (-41%) lagged.
A higher weighting in the Information Technology sector (17% vs. 3% for the Index sector) hurt relative performance.
Significant detractors included Motorola (-55%), Sprint Nextel (-54%), General Electric (-29%) and health care companies WellPoint (-47%) and
Sanofi-Aventis (-25%).
Key Contributors to Results
Strong returns in the Materials sector contributed: Rohm and Haas (being acquired by Dow Chemical) was up 42% to date of sale.
Returns from holdings in the Industrials sector helped: Union Pacific was up 10% to date of sale.
A lower weighting in the Telecommunication Services sector (1% vs. 6% for the Index sector) was beneficial, as the sector underperformed the Index.
Significant contributors included Wells Fargo (+28%), Wal-Mart (+28%), Electronic Data Systems (+18% to date of sale, being acquired by Hewlett-
Packard) and Comcast (+8%).
Stock Fund Standardized Average Annual
Total Returns as of September 30, 2008:
1 Year -29.6%; 5 Years 5.4%; 10 Years 8.9%.
08-398  |
-26.1%
-18.9%
-30%
-25%
-20%
-15%
-10%
-5%
0%
Stock Fund Russell 1000 Value